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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.       )*


                           PennCorp Financial Group Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


       Common Stock ($.01 par value); $3.375 Convertible Preferred Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   708094107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                    National Bancshares Corp of Texas and
     NBT of Delaware, Inc. - 1209 Orange St. RM. 123, Wilmington, DE 19801
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  11-5-98
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.                                                     PAGE 2 OF 5 PAGES
708094107
--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    National Bancshares Corp.
    74-1692337
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
    N/A                                                                 (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC - WORKING CAPITAL
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]
    N/A
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

--------------------------------------------------------------------------------
               7   SOLE VOTING POWER  177,100 $3.375 conv. pref (conv. into
                                      2.2124) = 391,816 com. eq. shares; 67,330
                                      $3.500 conv. pref (conv. into 1.4326) =
  NUMBER OF                           96,456 com eq. shares; 1,787,472 com. &
   SHARES                             com. equivalents
BENEFICIALLY -------------------------------------------------------------------
  OWNED BY     8   SHARED VOTING POWER
    EACH
  REPORTING        SAME
   PERSON    -------------------------------------------------------------------
   WITH       9   SOLE DISPOSITIVE POWER

                  SAME
             -------------------------------------------------------------------
             10   SHARED DISPOSITIVE POWER

                  SAME
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     177,100 $3.375 conv. pref (conv. into 2.2124) = 391,816 com. eq.
     shares; 67,330 $3.500 conv. pref (conv. into 1.4326) = 96,456 com eq.
     shares; 1,787,472 com. & com. equivalents
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]
     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.321% common stock
     7.700% $3.375 conv. preferred
     2.340% $3.500 conv. preferred
     5.95% of common shares outstanding plus Filer's common equivalents
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC-Holding Company
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.                                                     PAGE 3 OF 5 PAGES
708094107
--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    NBT of Delaware, Inc.
    51-0372119
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
    N/A                                                                 (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC - WORKING CAPITAL
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]
    N/A
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

--------------------------------------------------------------------------------
               7   SOLE VOTING POWER  177,100 $3.375 conv. pref (conv. into
                                      2.2124) = 391,816 com. eq. shares; 67,330
                                      $3.500 conv. pref (conv. into 1.4326) =
  NUMBER OF                           96,456 com eq. shares; 1,787,472 com. &
   SHARES                             com. equivalents
BENEFICIALLY -------------------------------------------------------------------
  OWNED BY     8   SHARED VOTING POWER
    EACH
  REPORTING        SAME
   PERSON    -------------------------------------------------------------------
   WITH       9   SOLE DISPOSITIVE POWER

                  SAME
             -------------------------------------------------------------------
             10   SHARED DISPOSITIVE POWER

                  SAME
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     177,100 $3.375 conv. pref (conv. into 2.2124) = 391,816 com. eq.
     shares; 67,330 $3.500 conv. pref (conv. into 1.4326) = 96,456 com eq.
     shares; 1,787,472 com. & com. equivalents
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]
     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.321% common stock
     7.700% $3.375 conv. preferred
     2.340% $3.500 conv. preferred
     5.95% of common shares outstanding plus Filer's common equivalents
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC-Holding Company
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13-D              PENNCORP FINANCIAL GROUP INC.
                           Common Stock

Item 1.  Security and Issuer

                           PENNCORP FINANCIAL GROUP INC.
                           590 MADISON AVE
                           NEW YORK, NY 10022

                           Common stock

Item 2.  Identity and Background

                   A)      NBT OF DELAWARE, INC.



                   b)      1209 ORANGE ST RM 123
                           WILMINGTON, DE 19801

                   c)      HOLDING COMPANY

                   d)      N/A

                   e)      N/A

                   f)      UNITED STATES OF AMERICA

Item 3.  Source and Amount of Funds or Other Consideration

                   CASH

Item 4.  Purpose of Transaction

                   INVESTMENT PURPOSES

Item 5.  Interest in Securities of the Issuer

                   a) AS OF NOVEMBER 10, 1998, THE COMPANY IN THE AGGREGATE BENEFICIALLY OWNED, 1,299,200 COMMON STOCK SHARES. IN ADDITION, THE COMPANY HOLDS 177,100 SHARES OF CONVERTIBLE PREFERRED $3.375 (CONVERTIBLE INTO 2.2124 SHARES OF COMMON) OR 391,816 EQUIVALENT COMMON SHARES. IN ADDITION, THE COMPANY HOLDS 68,330 SHARES OF CONVERTIBLE PREFERRED $3.50 (CONVERTIBLE INTO 1.4326 OF COMMON SHARES) OR 96,456 EQUIVALENT COMMON SHARES. THE TOTAL HOLDINGS OF COMMON AND PREFERRED, ASSUMING CONVERSION, IS 1,787,472 COMMON SHARES OR 5.95% OF OUTSTANDING COMMON.

                   b)    THE COMPANY HOLDS SOLE VOTING AND DISPOSITIVE POWER.

                   c)    PENNCORP FINANCIAL COMMON STOCK

                         DATE          NO. OF SHARES        PRICE         EXCHANGE
                         ----          -------------        -----         --------
                         11/10/98          407,200          $1.50         NYSE
                         11/09/98           92,000          $1.5014       NYSE
                         11/04/98          500,000          $1.625        NYSE
                         10/23/98           80,400          $1.8325       NYSE
                         10/15/98           94,300          $1.6819       NYSE
                         10/07/98           85,300          $2.3681       NYSE
                         09/24/98           40,000          $2.5925       NYSE

PENNCORP FINANCIAL CONV PFD $3.75


                         DATE           NO. OF SHARES        PRICE         EXCHANGE
                         ----           -------------       -------        --------
                         11/09/98           7,100           $13.875        NYSE
                         10/30/98          46,700           $13.77         NYSE
                         10/29/98          15,500           $13.4879       NYSE
                         10/28/98           7,800           $13.3494       NYSE
                         10/23/98           9,500           $13.25         NYSE
                         10/19/98           5,000           $13.25         NYSE
                         10/16/98          14,500           $13.25         NYSE
                         10/15/98          17,500           $13.50         NYSE
                         10/09/98           8,500           $12.875        NYSE
                         09/10/98          45,000           $15.79         NYSE

                                                                          PAGE 2

Item 5.  Interest in Securities of the Issuer

PENNCORP FINANCIAL CONV PFD $3.50


                        DATE           NO. OF SHARES        PRICE         EXCHANGE
                        ----           -------------       -------        --------
                        10/30/98           20,500          $9.77            OTC
                        10/27/98           10,000          $9.625           OTC
                        09/22/98           26,830          $9.6102          OTC
                        09/23/98           10,000          $9.375           OTC

                    d)  N/A

                    e)  N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                        N/A

Item 7.  Material to Be Filed as Exhibits

                        N/A



                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 13, 1998

                                                  ---------------------------
                                                  Jay H. Lustig
                                                  President
                                                  NBT of Delaware, Inc.